भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग, [redacted]र्यालय, [redacted]वन, [redacted] मार्ग, [redacted] 21.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

07020875

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

दिनांक / Date :

CO/S&B/PCR/2006-07/ 30

05-01-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006-07/30 dated the January 05, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
FEB 0 9 2007
THOMSON
FINANCIAL

...चार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को ...

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No.: CO/S&B/PCR/2006-07/30

दिनांक / Date : 05-01-2007

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 31st December 2006. We also enclose a soft copy of the same and we have emailed the statement as well. In this connection, we advise that only the following entities have shareholding of more than 1% of our equity.

Details of Shareholding of entities/ persons holding more than 1% of SBI Equity		
	No. of Shares held	% of Shares in total Equity
Reserve Bank of India	31,43,39,200	59.73
Financial Institutions:		
1. Life Insurance Corporation of India	2,20,77,397	4.19
FIIs:		
1. BMF-Bank Bees-Investment A/c	1,48,79,218	2.83
1. CLSA Merchant Bankers Ltd., A/c (Mauritius) Ltd.,	1,27,24,507	2.42
2. Fidelity Management & Research Co A/c Fidelity Investment Trust - Fidelity	70,00,000	1.33
Others (GDRs)		
1. The Bank of New York (As depository for GDRs)	4,14,54,618	7.88
/Total Holding of FIIs/NRIs/GDRs	10,43,32,923	19.83

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

FILE NO. 82.4524

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of(A+B)[1]	As a percentage of (A+B+C)
	Statement Showing Shareholding Pattern					
	Name of the Company :					
	Scrip Code :	**SBI**		**Quarter Ended :**	**31.12.2006**	
(A)	**Shareholding of Promoter and Promoter Group[2]**					
1	**Indian**					
(a)	Individuals/ Hindu Undivided Family				0.00	0.00
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify) RBI	1	314339200	0	64.83	59.73
(e-i)					0.00	0.00
(e-ii)					0.00	0.00
	Sub Total(A)(1)	1	314339200	0	64.83	59.73
2	**Foreign**					
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00
	Sub Total(A)(2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A)= (A)(1)+(A)(2)	1	314339200	0	64.83	59.73
(B)	**Public shareholding**					
1	**Institutions**					
(a)	Mutual Funds/ UTI	194	34899604	34870424	7.20	6.63
(b)	Financial Institutions/ Banks	93	22468845	22452905	4.63	4.27
(c)	Central Government/ State Government(s)	8	4789738	4688106	0.99	0.91
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	7	5479903	5479803	1.13	1.04
(f)	Foreign Institutional Investors	222	62626138	62519362	12.92	11.90
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (specify)	0	0	0	0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00
	Sub-Total (B)(1)	524	130264228	130010600	26.87	24.75
B 2	**Non-institutions**					
(a)	Bodies Corporate	3747	9551758	9426464	1.97	1.81
(b)	Individuals					
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	493358	28036691	13877975	5.78	5.33
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	40	2400216	2386529	0.50	0.47
(c)	Any Other (specify)					
(c-i)	Non-Residents	2181	252167	225268	0.05	0.05
(c-ii)	General Others	0	0	0	0.00	0.00
	Sub-Total (B)(2)	499326	40240832	25916236	8.30	7.66
(B)	**Total Public Shareholding (B)= (B)(1)+(B)(2)**	499850	170505060	155926836	35.17	32.41
	TOTAL (A)+(B)	499851	484844260	155926836		92.13636712
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	41454618	41454618	7.38	7.88
	GRAND TOTAL (A)+(B)+(C)	499852	526298878	197381454		100

FILE NO. 82.4521

(I)(b) **Statement showing Shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Reserve Bank of India	314339200	59.73
2			0.00
3			0.00
4			0.00
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
11			0.00
TOTAL		314339200	59.73

FILE NO. 82.4524

(I)(c) **Statement showing Shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	Number of shares	Shares as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	Life Insurance Corporation Of India	22077397	4.19
2	BMF-Bank Bees - Investment A/C	14879218	2.83
3	CLSA Merchant Bankers Ltd A/C clsa (Mauritius)	12724507	2.42
4	Fidelity Management And Research Company A/C Fidelity	7000000	1.33
5			0.00
6			0.00
7			0.00
8			0.00
9			0.00
10			0.00
TOTAL		56681122	10.77

FILE NO. 82.4524

(II)(a) Statement showing details of Depository Receipts (DRs)

Sr. No.	Type of outstanding DR (ADRs, GDRs, SDRs, etc.)	Number of outstanding DRs	Number of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares {i.e., Grand Total (A)+(B)+(C) indicated in Statement at para (I)(a) above}
1	The Bank of New York	20727309	41454618	7.88
2				0.00
3				0.00
4				0.00
5				0.00
6				0.00
7				0.00
8				0.00
9				0.00
TOTAL		**20727309**	**41454618**	**7.88**

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : दिनांक / तारीख / Date :

FILE NO. 82.4524

NO: CO/S&B/PCR/2006-07/ 06-01-2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006-07/45 dated the January 06, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: a/a.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

क्रमांक / No. : FILE NO. 82.4524 दिनांक / Date :
CO/S&B/PCR/2006/ 45 06-01-2007

Dear Sir,

SECRETARIAL AUDIT

In terms of Securities Exchange Board of India (SEBI)'s letter No.SMD/Policy/25475/2002 dated the 31st December, 2002, we forward herewith a certificate dated 5th January 2007 issued by M/s Batliboi & Purohit, Chartered Accountants for the quarter ended 31-12-2006, who have conducted Secretarial Audit of the Bank's capital and certified that:

i) The total of the shares held in NSDL, CDSL and in the physical form tally with the issued/paid-up capital.

a) Total equity shares held in physical form	328,917,424
b) Total equity shares held in dematerialized form	197,381,454
TOTAL	**526,298,878**

ii) The Register of Members (RoM) is updated.

iii) There are no changes in Share Capital (due to Rights, Bonus, Preferential Issue, IPO, Buy-Back, Capital Reduction, Amalgamation, De-merger etc) during the quarter ended 31st December 2006.

iv) During the quarter October 06 to December 2006, dematerialised requests have been confirmed within 21 days to NSDL/CDSL.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

BATLIBOI & PUROHIT
Chartered Accountants

Continuation Sheet

FILE NO. 82.4524

STATE BANK OF INDIA

SHARE COMPLIANCE AUDIT REPORT

We have checked the Equity Shares issued by State Bank of India held in physical and dematerialized form as at 31st December. 2006. The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Limited and dematerialized shares data has been downloaded from CDSL and NSDL.. The details as required by Regulation 55A of the SEBI (Depositories and Participants) Regulations. 1996 are provided as under:

1.	For the quarter ended	:	31st December. 2006
2.	ISIN	:	INE062 A01012
3.	Face Value	:	Rs. 10/-
4.	Name of the Company	:	State Bank of India
5.	Registered Office address	:	Corporate Centre. State Bank Bhavan. M.C. Road, Mumbai 400 021.
6.	Correspondence Address	:	Corporate Centre. State Bank Bhavan. M.C. Road, Mumbai 400 021.
7.	Telephone & Fax Nos.	:	22883888 / 22855348
8.	E-mail address	:	gm.snb@sbimail.co.in
9.	Names of the Stock Exchange where the company's securities are listed.	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE. Delhi SE
10.	Issued Capital	:	Number of shares : 52 62 98.878 % of total listed Capital : 100

S.B.I. C.O. Mumbai S & B Deptt

BATLIBOI & PUROHIT

Chartered Accountants

Continuation Sheet

FILE NO. 82.4524

11.	Listed Capital (Exchange-wise) (as per company records)	Number of shares % of total listed Capital	52.62.98.878 100 %
12.	Held in dematerialized form in CDSL	Number of shares % of total listed Capital	4.41.50.885 8.39 %
13.	Held in dematerialized form in NSDL	Number of shares % of total listed Capital	15 32 30 569 29.11 %
14.	Physical	Number of shares % of total listed Capital	32.89.17.424 62 50 %
15.	Total No. of shares (12 + 13 + 14)	52,62,98,876	
16.	Reasons for difference if any, between (10 & 11) – (10 & 15) (11 & 15)	Not Applicable	
17.	Certifying the details of changes in share capital during the quarter under consideration as per table below:		

Particulars	No. of Shares	Applied / Not applied for listing	Listed on stock Exchanges (specify names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
Not Applicable						

*** Rights, Bonus, Preferential Issue, ESOPs , Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

S.B.I. C.O. Mum S & B Deptt

FILE NO. 82.4524

18. Register of members is updated (Yes / No). If yes updated upto which date : Yes. 31st December. 2006

19. Reference of previous quarter with regards to excess Dematerialized Shares, if any : Nil

20 Has the company resolved the matter mentioned in point No. 19 above in the current quarter? If not, reason why? : Not applicable

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests ending beyond 21 days with the reasons for delay. Based on test check, we have observed that during this quarter all demat requests have been processed within 21 days. : Not applicable

Total No. of demat requests confirmed after 21 days	No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days	Not applicable	Not applicable	Not applicable

22. Name, telephone & fax No. of the Compliance Officer of the Company : Mr. S.K. Nath,
CGM Accounts & Compliance
Tel. No. 22883888

23. Name, address, Tel. & Fax No., Registration No. of the certifying CA/CS, : M/s. Batliboi & Purohit.
Chartered Accountants.
National Insurance Bldg.,
204, D.N. Road, Fort
Mumbai 400 001.
22077941 / 42
Fax No. 22074260
Reg. No. 101048 W

BATLIBOI & PUROHIT
Chartered Accountants

Continuation Sheet

FILE NO. 82.4524

24.	Appointment of common agency for share registry work	:	Datamatics Financial Software Services Ltd., Plot No. A-16/17, Part B Cross Lane, MIDC Marol, Andheri (East), Mumbai 400 093.
25.	Any other details that the CA / CS may like to provide (eg. BIFR Company, delisting from SE	:	Nil

For Batliboi & Purohit
Chartered Accountants

(R.D. Hangekar)
Partner
Membership No. 30615

Place : Mumbai
Dated: 05.01.2007

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग, शेयर एवं बांड विभाग, Shares & Bonds Department

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No. CO/S&B/SKT/2007/ 230

23.01.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED (REVIEWED) FINANCIAL RESULTS FOR
THE QUARTER ENDED 31st DECEMBER 2006.

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/224 dated 23.01.2007 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of the unaudited (reviewed) financial results for quarter ended 31st December 2006.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. as above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. 82.4524

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE-MONTH PERIOD ENDED 31ST DECEMBER 2006

(Rs.in crores)

	Particulars	State Bank of India					State Bank of India (Consolidated)				
		Quarter ended		Nine-Months ended		Year ended	Quarter ended		Nine-Months ended		Year ended
		31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.03.2006 (Audited)	31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.03.2006 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9735.94	9558.15	27949.56	27285.85	35794.93	14180.77	13107.28	40540.69	37506.15	49707.48
	(a) Interest/discount on advances/bills	6413.55	4667.94	17782.61	12937.57	17696.30	9430.46	6789.61	26141.04	18868.45	25899.27
	(b) Income on Investments	2833.12	3289.09	8647.73	10661.16	13977.53	4154.26	4622.08	12606.43	14706.68	19313.62
	(c) Interest on balances with Reserve Bank of India and other interbank funds	352.48	490.07	1092.58	1479.72	1760.97	424.58	584.23	1345.51	1695.39	2079.53
	(d) Others	136.79	1111.05	426.64	2207.40	2360.13	171.47	1111.36	447.71	2235.63	2415.06
2	Other Income	1811.03	1840.47	5007.39	4711.66	7388.69	3302.43	2376.98	8488.14	6435.89	11127.44
	(A) TOTAL INCOME (1+2)	11546.97	11398.62	32956.95	31997.51	43183.62	17483.20	15484.26	49028.83	43942.04	60834.92
3	Interest Expended	5784.61	5338.27	16215.49	15204.78	20159.29	8496.32	7326.50	23737.98	20053.53	27871.74
4	Operating Expenses (e) + (f)	2907.40	3460.70	8577.49	8770.68	11725.10	4847.49	4501.44	13800.38	12096.88	17601.30
	(e) Payments to and provisions for employees	2029.71	2524.12	5908.71	6198.87	8123.04	2729.84	3141.06	7990.05	7983.33	10763.80
	(f) Other Operating Expenses	877.69	936.58	2668.78	2571.81	3602.06	2117.65	1360.38	5810.33	4113.55	6837.50
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8692.01	8798.97	24792.98	23975.46	31884.39	13343.81	11827.94	37538.36	32950.41	45473.04
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2854.96	2599.65	8163.97	8022.05	11299.23	4139.39	3656.32	11490.47	10991.63	15361.88
	(D) Provisions and Contingencies (net of write-back)	1166.19	469.81	3129.49	3053.93	4393.08	1633.28	876.00	4289.30	4502.49	6470.82
	— of which provisions for Non-performing assets	410.60	-102.56	698.26	144.18	147.81	519.81	-44.63	1005.43	335.42	414.06
	(E) Provision for Taxes	623.71	1014.65	1986.36	1414.74	2499.48	931.54	1272.23	2798.45	2006.26	3229.57
	— of which provisions for Fringe Benefit Tax (FBT)	12.50	12.00	35.00	31.00	458.00	27.84	44.20	72.46	131.03	620.30
	(F) NET PROFIT (C - D - E)	1065.06	1115.19	3048.12	3553.38	4406.67	1574.57	1508.09	4402.72	4482.88	5661.49
	(G) NET PROFIT AFTER MINORITY INTEREST						1524.42	1466.00	4221.87	4379.42	5529.92
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	27117.79	23545.84	27117.79	23545.84	27117.79	36680.41	32025.50	36680.41	32025.50	36680.41
7	Analytical Ratios										
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.86%	12.49%	11.86%	12.49%	11.88%					12.55%
	(iii) Earnings per Share (in Rs.)	20.24 (not annualised)	21.19 (not annualised)	57.92 (not annualised)	67.52 (not annualised)	83.73	28.96 (not annualised)	27.85 (not annualised)	80.22 (not annualised)	83.21 (not annualised)	105.07
	(iv) (a) Amount of gross non-performing assets	10428.87	10960.90	10428.87	10960.90	10375.75					
	(b) Amount of net non-performing assets	4487.16	4045.52	4487.16	4045.52	4906.42					
	(c) % of gross NPAs	3.31%	4.41%	3.31%	4.41%	3.88%					
	(d) % of net NPAs	1.45%	1.67%	1.45%	1.67%	1.87%					
	(v) Return on Assets (Annualised)	0.79%	0.92%	0.78%	1.01%	0.89%					
8	Shareholding pattern										
	a) Reserve Bank of India --- No. of shares	314338700	314338700	314338700	314338700	314338700					
	--- % of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%					
	b) Others --- No. of shares	211960178	211960178	211960178	211960178	211960178					
	--- % of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%					

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs.in crores)

		Particulars	Quarter ended		Nine-Months ended		Year ended
			31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.12.2006 (Reviewed)	31.12.2005 (Reviewed)	31.03.2006 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	10912.89	9117.73	30773.05	25645.60	35265.88
	b	Treasury Operations	3204.88	4582.55	9815.83	13444.04	17436.77
		Total	14117.77	13700.28	40588.88	39089.64	52702.65
		Less : Inter Segment Revenue	2716.86	3264.00	7929.86	9072.75	11474.69
		Net Income from Operations	11400.91	10436.28	32659.02	30016.89	41227.96
2		Segment Results (Profit before tax)					
	a	Banking Operations	1762.41	1950.79	5169.53	4366.09	6042.34
	b	Treasury Operations	-219.70	-618.30	-432.97	-1341.61	-1991.32
		Total	1542.71	1332.49	4736.56	3024.48	4051.02
		Add : Unallocated income (net of unallocated expenses)	146.06	797.35	297.92	1943.64	1918.65
		Profit before Tax	1688.77	2129.84	5034.48	4968.12	5969.67
		Less : Income Tax (including FBT)	623.71	1014.65	1986.36	1414.74	2499.48
		Add : Extraordinary Profit					936.48
		Net Profit	1065.06	1115.19	3048.12	3553.38	4406.67
3		Segment Assets					
	a	Banking Operations	382211.31	427057.00	382211.31	427057.00	382211.31
	b	Treasury Operations	219555.40	216956.54	219555.40	216956.54	219555.40
	c	Unallocated	2583.13	3984.33	2583.13	3984.33	2583.13
		Less : Eliminations	110480.29	188115.00	110480.29	188115.00	110480.29
		Total	493869.55	459882.87	493869.55	459882.87	493869.55
4		Segment Liabilities					
	a	Banking Operations	357682.71	404730.11	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08	0.00	812.08
		Less : Eliminations	108709.24	184130.69	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year)

1. The working results for the quarter ended 31st December 2006 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and other contingencies on an estimated basis.
2. The effects of the revised Accounting Standard - 15 on employee benefits (which has come into effect from 1st April 2006) have not been considered, pending receipt of clarifications from Reserve Bank of India.
3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segment Results are not comparable with the previous periods.
4. During the quarter, the Bank has acquired 76% equity stake (15.2 million shares of Indonesian Rupiah 1000/- each, par value) in PT Bank Indo Monex (PBIM) for a total purchase consideration of USD 5 million.
5. Number of Investors Complaints received and disposed of during the quarter ended 31st December, 2006 : (i) Pending at the beginning of the quarter 106. (ii) Received during the quarter 895. (iii) Disposed of during the quarter 899. (iv) Lying unresolved at the end of the quarter 102.
6. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 23rd January 2007 and subjected to Review by Auditors.

BEST AVAILABLE COPY

Mumbai
Date : 23rd January, 2007

YOGESH AGARWAL
Managing Director & Group Executive
(National Banking)

T. S. BHATTACHARYA
Managing Director & Group Executive
(Corporate Banking)

O. P. BHATT
CHAIRMAN

The Executive Director,

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No.CO/S&B/SKT/2006-07/ 139 13.01.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 31st DECEMBER 2006
CENTRAL BOARD'S MEETING ON 23.01.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2006-07/138 dated 13.01.2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: as above.

** हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.**

PRESS RELEASE

FILE NO. 82.4524

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 23rd January 2007 at Mumbai to take on record the working results of the Bank for the quarter ended 31st December 2006.

Mumbai
Date:

O. P. BHATT
CHAIRMAN

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/ 248 Date:23.01.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No. Letter No.CO/S&B/SKT/2007/240 dated 23.01.2007 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl.: a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.CO/S&B/SKT/2007/240 Date:23.01.2007

Dear Sir,

LISTING AGREEMENT : CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we have to advise that our Bank has concluded the issue of USD 200 Mio Senior Debt, Floating Rate bonds at a premium of 21.22 bps, for a tenor of 4.9 years (apprx.) at a coupon of Libor +50bps under the MTN Programme. The bonds will be issued as of 23rd January 2007.

Yours faithfully,

General Manager
(Shares & Bonds)

* हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे. *

भारतीय स्टेट बॅंक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बॅंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बॅंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/PCR/2007/ 291   31-01-2007

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS
FOR THE QUARTER ENDED – 31st December, 2006.

We enclose for your information a copy of our letter No.CO/S&B/PCR/2007/291 dated the January 31, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai, alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

** हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.**

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/SKT/2007/ 271 31-01-2007

Dear Sir,

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER ENDED – 31st December, 2006.

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of Quarterly results of our Bank for the quarter ended 31st December, 2006, which has been subjected to review by Auditors and duly signed. We enclose a copy of the Review Report of the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

FILE NO. 82.4524

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER/NINE-MONTH PERIOD ENDED 31ST DECEMBER 2006

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter/nine-month period ended December 31, 2006. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of **39** branches reviewed by us, **656** branches reviewed by the Bank's Concurrent Auditors, **9** Foreign Offices reviewed by Local Auditors and unreviewed returns in respect of **8696** branches (including 18 Foreign Offices). In the conduct of our review, in addition to **39** branches reviewed by us, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and local auditors of foreign offices aggregating **665** branches / offices. This review covers **58.78%** of the advances portfolio excluding outstandings of asset recovery branches and food credit advance of the bank. Further, this review also covers **54.23%** of NPAs as on December 31, 2006.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries from persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4. Attention is invited to Note No. 2 of the unaudited financial results regarding non-compliance of Accounting Standard-15 (Revised) on Employee benefits, the effect of which remains to be ascertained.

5. Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the

Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co.,
Chartered Accountants

Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants

Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants

P. M. Veeramani
Partner : M.No. 23933

G. S. Mathur & Co.,
Chartered Accountants

Rajiv Wadhawan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants

V. K. Agarwal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants

Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants

Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants

S. N. Chaturvedi
Partner : M.No. 40479

S K Mittal & Co.,
Chartered Accountants

S. K. Chopra
Partner : M.No. 14907

Kanwalia & Co.,
Chartered Accountants

B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants

D. Choudhury
Partner : M.No. 52066

K. P. Rao & Co.,
Chartered Accountants

K. Surya Prakash
Partner : M.No. 18857

Vardhaman & Co.,
Chartered Accountants

Abha Jain
Partner : M.No. 15454

Mumbai,
23rd January 2007.

STATE BANK OF INDIA

Central Office, Mumbai - 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / NINE MONTH PERIOD ENDED 31ST DECEMBER 2006

(Rs in crores)

	Particulars	Quarter ended 31.12.2006 (Reviewed)	Quarter ended 31.12.2005 (Reviewed)	Nine months ended 31.12.2006 (Reviewed)	Nine months ended 31.12.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	9735.94	9558.15	27549.53	27285.85	35794.93
	(a) Interest/discount on advances/bills	6413.55	4667.94	17782.61	12937.57	17696.30
	(b) Income on Investments	2833.12	3289.09	8647.73	10661.16	13977.53
	(c) Interest on balances with Reserve Bank of India and other interbank funds	352.48	490.07	1092.58	1479.72	1760.97
	(d) Others	136.79	1111.05	426.64	2207.40	2360.13
2	Other Income	1811.03	1840.47	5007.39	4711.66	7388.69
	(A) TOTAL INCOME (1+2)	11546.37	11398.62	32956.95	31997.51	43183.62
3	Interest Expended	5784.61	5338.27	16215.49	15204.78	20159.29
4	Operating Expenses (e) + (f)	2907.40	3460.70	8577.49	8770.68	11725.10
	(e) Payments to and provisions for employees	2029.71	2524.12	5908.71	6198.87	8123.04
	(f) Other Operating Expenses	877.69	936.58	2668.78	2571.81	3602.06
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	8692.01	8798.97	24792.98	23975.46	31884.39
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	2854.96	2599.65	8163.97	8022.05	11299.23
	(D) Provisions and Contingencies (net of write back)	1166.19	469.31	3129.40	3053.93	4393.08
	-- of which provisions for Non-performing assets	410.60	-102.56	698.26	144.18	147.81
	(E) Provision for Taxes	623.71	1014.65	1986.36	1414.74	2499.48
	-- of which provisions for Fringe Benefit Tax (FBT)	12.50	12.00	35.00	31.00	458.00
	(F) NET PROFIT (C - D - E)	1065.06	1115.19	3048.12	3553.38	4406.67
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	27117.79	23545.84	27117.79	23545.84	27117.79
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	11.86%	12.49%	11.86%	12.49%	11.88%
	(iii) Earnings per Share (in Rs)	20.24 (not annualised)	21.19 (not annualised)	57.92 (not annualised)	67.52 (not annualised)	83.73
	(iv) (a) Amount of gross non-performing assets	10428.87	10960.90	10428.87	10960.90	10375.75
	(b) Amount of net non-performing assets	4487.16	4045.52	4487.16	4045.52	4906.42
	(c) % of gross NPAs	3.31%	4.41%	3.31%	4.41%	3.88%
	(d) % of net NPAs	1.45%	1.67%	1.45%	1.67%	1.87%
	(v) Return on Assets (Annualised)	0.79%	0.92%	0.78%	1.01%	0.89%
8	Shareholding pattern					
	a) Reserve Bank of India . No. of shares	314338700	314338700	314338700	314338700	314338700
	% of shareholding	59.73%	59.73%	59.73%	59.73%	59.73%
	b) Others No. of shares	211960178	211960178	211960178	211960178	211960178
	% of shareholding	40.27%	40.27%	40.27%	40.27%	40.27%

Unaudited Segment-wise Revenue, Results and Capital Employed

(Rs in crores)

		Particulars	Quarter ended 31.12.2006 (Reviewed)	Quarter ended 31.12.2005 (Reviewed)	Nine months ended 31.12.2006 (Reviewed)	Nine months ended 31.12.2005 (Reviewed)	Year ended 31.03.2006 (Audited)
1		Segment Revenue (income)					
	a	Banking Operations	10912.89	9117.73	30773.05	26645.60	35265.88
	b	Treasury Operations	3204.88	4582.55	9815.83	12444.04	17436.77
		Total	14117.77	13700.28	40588.88	39089.64	52702.65
		Less : Inter Segment Revenue	2716.86	3264.00	7929.86	9072.75	11474.69
		Net Income from Operations	11400.91	10436.28	32659.02	30016.89	41227.96
2		Segment Results (Profit before tax)					
	a	Banking Operations	1762.41	1950.79	5169.53	4366.09	6042.34
	b	Treasury Operations	-219.70	-618.30	-432.97	-1341.61	-1991.32
		Total	1542.71	1332.49	4736.56	3024.48	4051.02
		Add / Less : Unallocated	146.06	797.35	297.92	1947.64	1918.65
		Profit before Tax	1688.77	2129.84	5034.48	4968.12	5969.67
		Less : Income Tax (including FBT)	623.71	1014.65	1986.36	1414.74	2499.48
		Add : Extraordinary Profit					936.48
		Net Profit	1065.06	1115.19	3048.12	3553.38	4406.67
3		Segment Assets					
	a	Banking Operations	382211.31	427057.00	382211.31	427057.00	382211.31
	b	Treasury Operations	219555.40	216956.54	219555.40	216956.54	219555.40
	c	Unallocated	2583.13	3984.33	2583.13	3984.33	2583.13
		Less : Eliminations	110480.29	188115.00	110480.29	188115.00	110480.29
		Total	493869.55	459882.87	493869.55	459882.87	493869.55
4		Segment Liabilities					
	a	Banking Operations	357682.71	404730.11	357682.71	404730.11	357682.71
	b	Treasury Operations	216439.91	215211.31	216439.91	215211.31	216439.91
	c	Unallocated	812.08	0.00	812.08	0.00	812.08
		Less : Eliminations	108709.24	184130.69	108709.24	184130.69	108709.24
		Total	466225.46	435810.73	466225.46	435810.73	466225.46

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes :

1. The working results for the quarter/nine-month period ended 31st December 2006 have been arrived at after considering provisions for NPAs, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax, Fringe Benefit Tax (FBT) and Other Contingencies on an estimated basis.

2. The effect of the revised Accounting Standard–15 on employee benefits (which has come in to effect from 1st April 2006) has not been considered, pending receipt of clarifications from Reserve Bank of India.

3. The Bank has modified the segmental pricing methodology from 01.04.2006. Consequently the Segment Results are not comparable with the previous periods.

4. During the quarter, the Bank has acquired 76% equity stake (15.2 million shares of Indonesian Rupiah 1000/- each, par value) in PT Bank Indo Monex (PBIM) for a total purchase consideration of USD 5 million.

5. The figures of previous periods have been regrouped / rearranged, wherever necessary, to correspond to current periods' classification.

The above results have been taken on record by the Central Board of the Bank on the 23rd January 2007 and were subjected to Review by the Auditors.

YOGESH AGARWAL
Managing Director & GE (NB)

T. S. BHATTACHARYA
Managing Director & GE (CB)

O. P. BHATT
Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co.,
Chartered Accountants
Sachidananda Krishnan
Partner : M.No. 51626

Khandelwal & Jain & Co.,
Chartered Accountants
Shivratan Agarwal
Partner : M.No. 104180

R G N Price & Co.,
Chartered Accountants
P. M. Veeramani
Partner : M.No. 23933

G. S. Mathur & Co.,
Chartered Accountants
Rajiv Wadhawan
Partner : M.No. 91007

Vinay Kumar & Co.,
Chartered Accountants
V. K. Agrawal
Partner : M.No. 13795

M. M. Nissim & Co.,
Chartered Accountants
Sanjay Khemani
Partner : M.No. 44577

Laxminiwas & Jain,
Chartered Accountants
Laxminiwas Sharma
Partner : M.No. 14244

Chaturvedi & Co.,
Chartered Accountants
S. N. Chaturvedi
Partner : M.No. 40479

S K Mittal & Co.,
Chartered Accountants
S. K. Chopra
Partner : M.No. 14907

Kanwalia & Co.,
Chartered Accountants
B. K. Kanwalia
Partner : M.No. 7719

M Choudhury & Co.,
Chartered Accountants
D. Choudhury
Partner : M.No. 52066

K. P. Rao & Co.,
Chartered Accountants
K. Surya Prakash
Partner : M.No. 18857

Vardhaman & Co.,
Chartered Accountants
Abha Jain
Partner : M.No. 15454

Mumbai,
23rd January 2007.

END